Exhibit 4.5

DESCRIPTION OF COMMON STOCK

Unless the context otherwise requires, the terms “we,” “our,” “us,” and the “Company” refer to PS Business Parks, Inc., a California corporation, and the term “Operating Partnership” refers to PS Business Parks L.P., a California limited partnership.

We are authorized to issue 100,000,000 shares of common stock, par value $0.01 per share.

Common Stock

The following description of our common stock sets forth certain general terms and provisions of the common stock. The statements below describing our common stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation and bylaws.

Subject to any preference with respect to our preferred stock or equity stock, holders of our common stock will be entitled to receive distributions when, as and if declared by our board of directors, out of funds legally available therefor. Payment and declaration of dividends on our common stock and purchases of shares of common stock by us will be subject to certain restrictions if we fail to pay dividends on outstanding preferred stock. See “Description of Preferred Stock.” Upon any liquidation, dissolution or winding up of our company, holders of common stock will be entitled to share ratably in any assets available for distribution to them, after payment or provision for payment of the debts and our other liabilities and the preferential amounts owing with respect to any of our outstanding preferred stock. Holders of our common stock have no preemptive rights, except such as have been provided to certain of our shareholders by contract, which means public shareholders have no right to acquire any additional shares of common stock that we may issue at a later date.

Each outstanding share of our common stock entitles the holder to one vote on all matters presented to our shareholders for a vote, with the exception that they have cumulative voting rights with respect to the election of our board of directors, in accordance with California law. Cumulative voting means that each holder of our common stock is entitled to cast as many votes as there are directors to be elected multiplied by the number of shares registered in his or her name. A holder of our common stock may cumulate the votes for directors by casting all of the votes for one candidate or by distributing the votes among as many candidates as he or she chooses. Cumulative voting is intended to provide holders of smaller blocks of stock with more meaningful influence in the election of directors than they would have without cumulative voting. The outstanding shares of our common stock are, and additional shares of common stock will be, when issued, fully paid and nonassessable.

The partnership agreement of our Operating Partnership provides that we may not consummate a business combination in which we must have a vote of our shareholders unless the matter is also approved by the vote of the partners of the Operating Partnership. For this purpose, a business combination is any merger, consolidation or other combination with or into another person or sale of all or substantially all of our assets, or any reclassification, recapitalization or change of our existing common stock. These provisions have the effect of increasing Public Storage’s influence over us, due to its ownership of operating partnership units, and also make it more difficult for us to consummate a business combination.

Our common stock is traded on the New York Stock Exchange under the symbol “PSB.” The transfer agent and registrar of our common stock is American Stock Transfer & Trust Company.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock or our equity stock which we may designate and issue in the future. See “Description of Preferred Stock.”

Ownership Limitations

For us to qualify as a REIT under the Internal Revenue Code (the “Code”) no more than 50% in value of our outstanding shares of capital stock may be owned, directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. In order to maintain our qualification as a REIT, our articles of incorporation provide certain restrictions on the shares of capital stock that any shareholder may own.

Our articles of incorporation provide that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than (A) 7.0% of the outstanding shares of our common stock and (B) 9.9% of the outstanding shares of each class or series of shares of our preferred stock or equity stock and that all shares of stock be imprinted with a legend setting forth that restriction. Our articles of incorporation provide, however, that no person shall be deemed to exceed the ownership limit solely by reason of the beneficial ownership of shares of any class of stock to the extent that such shares of stock were beneficially owned by such person (including Public Storage) upon completion of, and after giving effect to, the merger with American Office Park Properties. Thus, this limitation does not affect the ownership of common stock held by Public Storage and certain other shareholders at the time of the merger. Furthermore, the limitation does not apply with respect to shares of stock deemed to be owned by a person as a result of such person’s ownership of shares of Public Storage (however, such ownership will be taken into account in determining whether a subsequent acquisition or transfer of our shares (but not Public Storage) violates the ownership limit). The ownership limitation is intended to assist in preserving our REIT status in view of Public Storage’s substantial ownership interest in us and the Hughes family’s substantial ownership interest in Public Storage. There can be no assurance, however, that such ownership limit will enable us to satisfy the requirement that a REIT not be “closely held” within the meaning of Section 856(h) of the Code for any given taxable year, in part as a result of the provision described above providing that the ownership limitation generally does not apply to our shares deemed to be owned as a result of a person’s ownership of shares of Public Storage.

Our articles of incorporation provide that our board of directors, in its sole and absolute discretion, may grant exceptions to the ownership limits, so long as (A) our board has determined that we would not be “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the event in question takes place during the second half of a taxable year) and would not otherwise fail to qualify as a REIT, after giving effect to an acquisition by an excepted person of beneficial ownership of the maximum amount of capital stock permitted as a result of the exception to be granted, and taking into account the existing and permitted ownership by other persons of stock (taking into account any other exceptions granted) and (B) the excepted persons provide to our board such representations and undertakings as our board may require. In any case, no holder may own or acquire, either directly, indirectly or constructively under the applicable attribution rules of the Code, any shares of any class of capital stock if such ownership or acquisition (i) would cause more than 50% in value of outstanding capital stock to be owned, either directly or constructively, under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain tax-exempt entities, other than, in general, qualified domestic pension funds), (ii) would result in our stock being beneficially owned by less than 100 persons (determined without reference to any rules of attribution) or (iii) would otherwise result in our failing to qualify as a REIT.

Our articles of incorporation generally provide that if any holder of capital stock purports to transfer shares to a person or there is a change in our capital structure, and either the transfer or the change in capital structure would result in our failing to qualify as a REIT, or such transfer or the change in capital structure would cause the transferee to hold shares in excess of the applicable ownership limit, then the shares causing the violation will be automatically transferred to a trust for the benefit of a designated charitable beneficiary. The purported transferee of those shares will have no right to receive dividends or other distributions with respect to them and will have no right to vote the shares. Any dividends or other distributions paid to such purported transferee prior to the discovery by us that the shares have been transferred to a trust will be paid to the trustee of the trust for the benefit of the charitable beneficiary upon demand. The trustee will designate a transferee of those shares so long as the shares would not violate the restrictions on ownership in the articles of incorporation in the hands of the designated transferee. Upon the sale of such shares, the purported transferee will receive out of any proceeds remaining after payment of expenses of the charitable trust and us the lesser of (A)(i) the price per share such purported transferee paid for the stock in the purported transfer that resulted in the transfer of the shares to the trust, or (ii) if the transfer or other event that resulted in the transfer of the shares to the trust was not a transaction in which the purported transferee gave full value for such shares, a price per share equal to the market price on the date of the purported transfer or other event that resulted in the transfer of the shares to the trust and (B) the price per share received by the trustee from the sale or other disposition of the shares held in the trust. Each purported transferee shall be deemed to have waived any claims such purported transferee may have against the trustee and us arising from the disposition of the shares, except for claims arising from the trustee’s or our gross negligence, willful misconduct, or failure to make payments when required by the articles of incorporation.

DESCRIPTION OF PREFERRED STOCK

We are authorized to issue 50,000,000 shares of preferred stock, par value $0.01 per share. Our articles of incorporation provide that the preferred stock may be issued from time to time in one or more series and give our board of directors broad authority to fix the dividend and distribution rights, conversion and voting rights, if any, redemption provisions and liquidation preferences of each series of preferred stock. Holders of preferred stock have no preemptive rights. The preferred stock will be, when issued, fully paid and nonassessable.

The issuance of preferred stock with special voting rights could be used to deter attempts to obtain control of us in transactions not approved by our board of directors. We have no present intention to issue stock for that purpose. For a discussion of provisions in the partnership agreement of the Operating Partnership that restrict our ability to enter into business combinations, see “Description of Common Stock.”

Description of 5.20% Cumulative Preferred Stock, Series W

General

The following is a brief description of the terms of our 5.20% Cumulative Preferred Stock, Series W (“Series W Preferred Stock”), which does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Determination of the Series W Preferred Stock, which is included as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part. Our Series W Preferred Stock is listed on the NYSE under the symbol “PSBPrW.”

Ranking

With respect to the payment of dividends and amounts upon liquidation, the Series W Preferred Stock will rank pari passu with any other shares of preferred stock issued by us, whether now or hereafter issued, ranking pari passu with the Senior Preferred Stock (collectively, with the Series W Preferred Stock, the “Senior Preferred Stock”), and will rank senior to our common stock and any other capital stock of the Company ranking junior to the Series W Preferred Stock.

Dividends

Holders of shares of Series W Preferred Stock, in preference to the holders of shares of our common stock, and of any other capital stock issued by us ranking junior to the Series W Preferred Stock as to payment of dividends, will be entitled to receive, when, as and if declared by the Board of Directors out of assets of the Company legally available for payment, cash dividends payable quarterly at the rate of 5.20% of the liquidation preference per year ($1,300.00 per year per share of Series W Preferred Stock, equivalent to $1.30 per year per Series W Depositary Share (as defined below)). Dividends on the shares of Series W Preferred Stock will be cumulative from, and including, the date of issuance and will be payable, when, as and if declared by the board of directors, quarterly on or before March 31, June 30, September 30 and December 31, commencing on or before December 31, 2016, to holders of record as they appear on the stock register of the Company on such record dates, not less than 15 or more than 45 days preceding the payment dates thereof, as shall be fixed by the board of directors. After full dividends on the Series W Preferred Stock have been paid or declared and funds set aside for payment for all past dividend periods and for the then current quarter, the holders of shares of Series W Preferred Stock will not be entitled to any further dividends with respect to that quarter.

When dividends are not paid in full upon the Series W Preferred Stock and any other shares of preferred stock of the Company ranking on a parity as to dividends with the Series W Preferred Stock (including the other series of Senior Preferred Stock), all dividends declared upon the Series W Preferred Stock and any other preferred shares of the Company ranking on a parity as to dividends with the Series W Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on such Series W Preferred Stock and such other shares shall in all cases bear to each other the same ratio that the accrued dividends per share on the Series W Preferred Stock and such other preferred shares bear to each other. Except as set forth in the preceding sentence, unless full dividends on the Series W Preferred Stock have been paid for all past dividend periods, no dividends (other than in common stock or other shares of capital stock issued by us ranking junior to the Series W Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be made on the common stock or on any other shares of capital stock issued by us ranking junior to or on a parity with the Series W Preferred Stock as to dividends or upon liquidation.

Unless full dividends on the Series W Preferred Stock have been paid for all past dividend periods, we and our subsidiaries may not redeem, repurchase or otherwise acquire for any consideration (nor may we or they pay or make available any moneys for a sinking fund for the redemption of) any shares of common stock or any other shares of capital stock issued by us ranking junior to or on a parity with the Series W Preferred Stock as to dividends or upon liquidation except by conversion into or exchange for shares of capital stock issued by us ranking junior to the Series W Preferred Stock as to dividends and upon liquidation.

If for any taxable year, we elect to designate as “capital gain dividends” (as defined in the Code) any portion of the dividends paid or made available for the year to the holders of all classes and series of our stock, then the portion of the dividends designated as capital gain dividends that will be allocable to the holders of Series W Preferred Stock will be an amount equal to the total capital gain dividends multiplied by a fraction, the numerator of which will be the total dividends paid or made available to the holders of Series W Preferred Stock for the year (determined for U.S. federal income tax purposes), and the denominator of which will be the total dividends paid or made available to holders of all classes and series of our outstanding stock for that year (determined for U.S. federal income tax purposes).

Our credit facility restricts our ability to pay distributions in excess of 95% of our “Funds from Operations” for the prior four fiscal quarters. Funds from operations is defined generally as net income before gain on sale of real estate, gain or loss from debt restructuring, and deductions for depreciation and amortization. Our management believes that this restriction will not impede our ability to pay the dividends on the Series W Preferred Stock in full.

Distributions that are treated as dividends for U.S. federal income tax purposes paid by regular C corporations to persons or entities that are taxed as individuals are generally taxed at the rate applicable to long-term capital gains, which is a maximum of 20%, subject to certain limitations. Because we are a REIT, however, our dividends, including dividends paid on the Series W Preferred Shares, generally are taxed at regular ordinary income tax rates, except to the extent that the special rules relating to qualified dividend income or capital gains dividends paid by a REIT apply.

No Conversion Rights

The Series W Preferred Stock will not be convertible into shares of any other class or series of capital stock of the Company.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series W Preferred Stock will be entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets is made to holders of common stock or of any other shares of capital stock issued by us ranking as to such distribution junior to the Series W Preferred Stock, liquidating distributions in the amount of $25,000 per share (equivalent to $25.00 per Depositary Share), plus all accrued and unpaid dividends (whether or not earned or declared) for the then current, and all prior, dividend periods. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Series W Preferred Stock and any other shares of stock issued by us ranking as to any such distribution on a parity with the Series W Preferred Stock are not paid in full, the holders of the Series W Preferred Stock and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of the Series W Preferred Stock will not be entitled to any further participation in any distribution of assets by us.

For purposes of liquidation rights, a consolidation or merger of the Company with or into any other corporation or corporations or a sale of all or substantially all of the assets of the Company is not a liquidation, dissolution or winding up of the Company.

Redemption

Except in certain circumstances relating to our qualification as a REIT, we may not redeem the shares of Series W Preferred Stock prior to October 20, 2021. On and after October 20, 2021, at any time or from time to time, we may redeem the shares of Series W Preferred Stock in whole or in part at our option at a cash redemption price of $25,000 per share of Series W Preferred Stock (equivalent to $25.00 per Depositary Share), plus all accrued and unpaid dividends to the date of redemption. If fewer than all the outstanding shares of Series W Preferred Stock are to be redeemed, the shares to be redeemed will be determined by the board of directors of the Company, and such shares shall be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the board of directors of the Company.

Notwithstanding the foregoing, if any dividends, including any accumulated dividends, on the Series W Preferred Stock are in arrears, we may not redeem any Series W Preferred Stock unless we redeem simultaneously all outstanding Series W Preferred Stock, and we may not purchase or otherwise acquire, directly or indirectly, any Series W Preferred Stock; provided, however, that this shall not prevent the purchase or acquisition of the Series W Preferred Stock pursuant to a purchase or exchange offer if such offer is made on the same terms to all holders of the Series W Preferred Stock.

Notice of redemption of the Series W Preferred Stock will be given by publication in a newspaper of general circulation in the County of Los Angeles and the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by us, postage prepaid, not less than 30 or more than 60 days prior to the redemption date, addressed to the respective holders of record of shares of Series W Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company. Each notice shall state: (1) the redemption date; (2) the number of shares of Series W Preferred Stock to be redeemed; (3) the redemption price per share of Series W Preferred Stock; (4) the place or places where certificates for the Series W Preferred Stock are to be surrendered for payment of the redemption price; and (5) that dividends on the shares of Series W Preferred Stock to be redeemed will cease to accrue on such redemption date. If fewer than all the shares of Series W Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series W Preferred Stock to be redeemed from such holder. In order to facilitate the redemption of shares of Series W Preferred Stock, the board of directors may fix a record date for the determination of shares of Series W Preferred Stock to be redeemed, such record date to be not less than 30 nor more than 60 days prior to the date fixed for such redemption.

Notice having been given as provided above, from and after the date specified therein as the date of redemption, unless we default in providing funds for the payment of the redemption price on such date, all dividends on the Series W Preferred Stock called for redemption will cease. From and after the redemption date, unless we so default, all rights of the holders of the Series W Preferred Stock as shareholders of the Company, except the right to receive the redemption price (but without interest), will cease. Upon surrender in accordance with such notice of the certificates representing any such shares (properly endorsed or assigned for transfer, if the Company shall so require and the notice shall so state), the redemption price set forth above shall be paid out of the funds provided by the Company. If fewer than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

Subject to applicable law and the limitation on purchases when dividends on the Series W Preferred Stock are in arrears, we may, at any time and from time to time, purchase any shares of Series W Preferred Stock in the open market, by tender or by private agreement.

Voting Rights

Except as indicated below, or except as expressly required by applicable law, holders of the Series W Preferred Stock will not be entitled to vote.

If the equivalent of six quarterly dividends payable on the Series W Preferred Stock or any other series of preferred stock are in default (whether or not declared or consecutive), holders of the Series W Preferred Stock (voting as a class with all other shares of preferred stock that are similarly entitled to this right, without regard to series) will be entitled to elect two additional directors until all dividends in default have been paid or declared and set apart for payment.

Such right to vote separately to elect directors shall, when vested, be subject, always, to the same provisions for vesting of such right to elect directors separately in the case of future dividend defaults. At any time when such right to elect directors separately shall have so vested, we may, and upon the written request of the holders of record of not less than 10% of the total number of shares of preferred stock of the Company then outstanding shall, call a special meeting of shareholders for the election of directors. In the case of such a written request, such special meeting shall be held within 90 days after the delivery of such request and, in either case, at the place and upon the notice provided by law and in our bylaws, provided that we shall not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of shareholders, and the holders of all classes of outstanding preferred stock (in the case of dividend defaults) are offered the opportunity to elect such directors (or fill any vacancy) at such annual meeting of shareholders. Directors so elected shall serve until the next annual meeting of our shareholders or until their respective successors are elected and qualify.

The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Series W Preferred Stock will be required to amend any provision of the Articles of Incorporation, including the Certificate of Determination for the Series W Preferred Stock, if such action would adversely alter or change the powers, preferences, privileges or rights of the Series W Preferred Stock, except as set forth below. The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the Series W Preferred Stock and any other series of preferred stock similarly entitled to this right and ranking on a parity with the Series W Preferred Stock as to dividends and upon liquidation, voting as a single class, will be required to authorize another class or series of shares senior to the Series W Preferred Stock with respect to the payment of dividends or the distribution of assets on liquidation.

No consent or approval of the holders of shares of the Series W Preferred Stock will be required for the issuance from our authorized but unissued preferred stock of other shares of any series of preferred stock ranking on a parity with or junior to the Series W Preferred Stock as to payment of dividends and distribution of assets, including other shares of Series W Preferred Stock.

Description of 5.25% Cumulative Preferred Stock, Series X

The following is a brief description of the terms of our 5.25% Series X Cumulative Preferred Stock (“Series X Preferred Stock”), which does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Determination of the Series X Preferred Stock, which is included as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part. The terms and provisions of our Series X Preferred Stock are substantially the same as those of our Series W Preferred Stock as described in “—Description of 5.20% Cumulative Preferred Stock, Series W” above, except that cash dividends are payable quarterly at the rate of 5.25% of the liquidation preference per year ($1,312.50 per year per share of Series X Preferred Stock, equivalent to $1.3125 per Series X Depositary Share (as defined below)), dividends on the shares of Series X Preferred Stock commenced on December 28, 2017 and, except in certain circumstances, we may not redeem the shares of Series X Preferred Stock prior to September 21, 2022. Our Series X Preferred Stock is listed on the NYSE under the symbol “PSBPrX.”

Description of 5.20% Cumulative Preferred Stock, Series Y

The following is a brief description of the terms of our 5.20% Series Y Cumulative Preferred Stock (“Series Y Preferred Stock”), which does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Determination of the Series Y Preferred Stock, which is included as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part. The terms and provisions of our Series Y Preferred Stock are substantially the same as those of our Series W Preferred Stock as described in “—Description of 5.20% Cumulative Preferred Stock, Series W” above, except that dividends on the shares of Series Y Preferred Stock commenced on March 29, 2018 and, except in certain circumstances, we may not redeem the shares of Series Y Preferred Stock prior to December 7, 2022. Our Series Y Preferred Stock is listed on the NYSE under the symbol “PSBPrY.”

Description of 4.875% Cumulative Preferred Stock, Series Z

The following is a brief description of the terms of our 4.875% Series Z Cumulative Preferred Stock (“Series Z Preferred Stock”), which does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Determination of the Series Z Preferred Stock, which is included as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part. The terms and provisions of our Series Z Preferred Stock are substantially the same as those of our Series W Preferred Stock as described in “—Description of 5.20% Cumulative Preferred Stock, Series W” above, except that cash dividends are payable quarterly at the rate of 4.875% of the liquidation preference per year ($1,218.75 per year per share of Series Z Preferred Stock, equivalent to $1.21875 per Series Z Depositary Share (as defined below)), dividends on the shares of Series Z Preferred Stock commenced on December 31, 2019 and, except in certain circumstances, we may not redeem the shares of Series Z Preferred Stock prior to November 4, 2024. Our Series Z Preferred Stock is listed on the NYSE under the symbol “PSBPrZ.”

DESCRIPTION OF DEPOSITARY SHARES

Description of Depositary Shares, each Representing 1/1,000 of a Share of Series W Preferred Stock

General

The following is a brief description of the terms of our depositary shares, each representing 1/1,000 of a share of Series W Preferred Stock (“Series W Depositary Shares”) which does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of the Deposit Agreement relating to the Series W Preferred Stock (the “Deposit Agreement”), which is included as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part.

The shares of the Series W Preferred Stock are deposited with American Stock Transfer & Trust Company, as Depositary (the “Preferred Stock Depositary”), under a Deposit Agreement among the Company, the Preferred Stock Depositary and the holders from time to time of the depositary receipts (the “Depositary Receipts”) issued by the Preferred Stock Depositary under the Deposit Agreement. The Depositary Receipts evidence the Series W Depositary Shares. Each holder of a Depositary Receipt evidencing a Series W Depositary Share is entitled, proportionately, to all the rights and preferences of, and subject to all of the limitations of, the interest in the Series W Preferred Stock represented by the Depositary Share (including dividend, voting, redemption and liquidation rights and preferences).

Dividends

The Depositary will distribute all cash dividends or other cash distributions received in respect of the Series W Preferred Stock to the record holders of Depositary Receipts in proportion to the number of Series W Depositary Shares owned by such holders on the relevant record date, which will be the same date as the record date fixed by us for the Series W Preferred Stock. In the event that the calculation of such amount to be paid results in an amount which is a fraction of one cent, the amount the Depositary shall distribute to such record holder shall be rounded to the next highest whole cent if such fraction of one cent is equal to or greater than $0.005. Otherwise, the fractional interest shall be disregarded.

In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, in proportion, as nearly as may be practicable, to the number of Series W Depositary Shares owned by such holders on the relevant record date, unless the Depositary determines (after consultation with us) that it is not feasible to make such distribution, in which case the Depositary may (with our approval) adopt any other method for such distribution as it deems equitable and appropriate, including the sale of such property (at such place or places and upon such terms as it may deem equitable and appropriate) and distribution of the net proceeds from such sale to such holders.

Liquidation Preference

In the event of the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of each Depositary Share will be entitled to 1/1000th of the liquidation preference accorded to each share of the Series W Preferred Stock.

Redemption

Whenever we redeem any Series W Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Series W Depositary Shares representing the Series W Preferred Stock so redeemed. The Depositary will publish a notice of redemption of the Series W Depositary Shares containing the same type of information and in the same manner as our notice of redemption and will mail the notice of redemption promptly upon receipt of such notice from us and not less than 30 nor more than 60 days prior to the date fixed for redemption of the Series W Preferred Stock and the Series W Depositary Shares to the record holders of the Depositary Receipts. In case less than all the outstanding Series W Depositary Shares are to be redeemed, the Series W Depositary Shares to be so redeemed shall be determined pro rata or by lot in a manner determined by the Board of Directors.

Voting

Promptly upon receipt of notice of any meeting at which the holders of the Series W Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts as of the record date for such meeting. Each such record holder of Depositary Receipts will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Series W Preferred Stock represented by such record holder’s Series W Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote such Series W Preferred Stock represented by such Series W Depositary Shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting any of the Series W Preferred Stock to the extent that it does not receive specific instructions from the holders of Depositary Receipts.

Withdrawal of Series W Preferred Stock

Upon surrender of Depositary Receipts at the principal office of the Depositary, upon payment of any unpaid amount due the Depositary, and subject to the terms of the Deposit Agreement, the owner of the Series W Depositary Shares evidenced thereby is entitled to delivery of the number of whole shares of Series W Preferred Stock and all money and other property, if any, represented by such Series W Depositary Shares. Partial shares of Series W Preferred Stock will not be issued. If the Depositary Receipts delivered by the holder evidence a number of Series W Depositary Shares in excess of the number of Series W Depositary Shares representing the number of whole shares of Series W Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Series W Depositary Shares. Holders of Series W Preferred Stock thus withdrawn will not thereafter be entitled to deposit such shares under the Deposit Agreement or to receive Depositary Receipts evidencing Series W Depositary Shares therefor.

Amendment and Termination of Deposit Agreement

The form of Depositary Receipt evidencing the Series W Depositary Shares and any provision of the Deposit Agreement may at any time and from time to time be amended by agreement between us and the Depositary. However, any amendment which materially and adversely alters the rights of the holders (other than any change in fees) of Series W Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Series W Depositary Shares then outstanding. No such amendment may impair the right, subject to the terms of the Deposit Agreement, of any owner of any Series W Depositary Shares to surrender the Depositary Receipt evidencing such Series W Depositary Shares with instructions to the Depositary to deliver to the holder the Series W Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with mandatory provisions of applicable law. The Deposit Agreement may be terminated by us or the Depositary only if (1) all outstanding Series W Depositary Shares have been redeemed or (2) there has been a final distribution in respect of the Series W Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been made to all the holders of Series W Depositary Shares.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the Depositary in connection with the initial deposit of the Series W Preferred Stock and the initial issuance of the Series W Depositary Shares, and redemption of the Series W Preferred Stock and all withdrawals of Series W Preferred Stock by owners of Series W Depositary Shares. Holders of Depositary Receipts will pay transfer and other taxes and governmental charges and certain other charges as are provided in the Deposit Agreement to be for their accounts. In certain circumstances, the Depositary may refuse to transfer Series W Depositary Shares, may withhold dividends and distributions and sell the Series W Depositary Shares evidenced by such Depositary Receipt if such charges are not paid.

Miscellaneous

The Depositary will forward to the holders of Depositary Receipts all reports and communications from us which are delivered to the Depositary and which we are required to furnish to the holders of the Series W Preferred Stock.

In addition, the Depositary will make available for inspection by holders of Depositary Receipts at the principal office of the Depositary, and at such other places as it may from time to time deem advisable, any reports and communications received from the Company which are received by the Depositary as the holder of Series W Preferred Stock.

Neither the Depositary nor any Depositary’s Agent (as defined in the Deposit Agreement), nor the Registrar (as defined in the Deposit Agreement) nor the Company assumes any obligation or will be subject to any liability under the Deposit Agreement to holders of Depositary Receipts other than for its gross negligence, willful misconduct or bad faith. Neither the Depositary, any Depositary’s Agent, the Registrar nor the Company will be liable if it is prevented or delayed by law or, in the case of the Depositary, any Depositary’s Agent or the Registrar, any circumstance beyond its control, in performing its obligations under the Deposit Agreement. The Company and the Depositary are not obligated to prosecute or defend any legal proceeding in respect of any Series W Depositary Shares, Depositary Receipts or Series W Preferred Stock unless reasonably satisfactory indemnity is furnished. The Company and the Depositary may rely on written advice of counsel or accountants, on information provided by holders of Depositary Receipts or other persons believed in good faith to be competent to give such information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

Holders of Depositary Receipts may inspect the Depositary’s transfer records for the Depositary Receipts at the Depositary’s office during normal business hours, provided that such inspection is for a proper purpose.

Registration of Transfer of Receipts

The Depositary will register on its books transfers of Depositary Receipts upon surrender of the receipt by the holder, properly endorsed or accompanied by appropriate instruments of transfer, subject to certain restrictions and conditions set forth in the Deposit Agreement. Title to Series W Depositary Shares represented by a Depositary Receipt, which is properly endorsed or accompanied by appropriate instruments of transfer, will be transferable by delivery with the same effect as in the case of a negotiable instrument.

Resignation and Removal of Depositary

The Depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice for resignation or removal and must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $150,000,000.

Description of Depositary Shares, each Representing 1/1,000 of a Share of Series X Preferred Stock

The following is a brief description of the terms of our depositary shares, each representing 1/1,000 of a share of Series X Preferred Stock (“Series X Depositary Shares”), which does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit Agreement relating to the Series X Preferred Stock, which is included as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part.  The terms and provisions of our Series X Depositary Shares are substantially the same as those of our Series W Depositary Shares as described in “—Description of Depositary Shares, each Representing 1/1,000 of a Share of Series W Preferred Stock” above.

Description of Depositary Shares, each Representing 1/1,000 of a Share of Series Y Preferred Stock

The following is a brief description of the terms of our depositary shares, each representing 1/1,000 of a share of Series Y Preferred Stock (“Series Y Depositary Shares”), which does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit Agreement relating to the Series Y Preferred Stock, which is included as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part.  The terms and provisions of our Series Y Depositary Shares are substantially the same as those of our Series W Depositary Shares as described in “—Description of Depositary Shares, each Representing 1/1,000 of a Share of Series W Preferred Stock” above.

Description of Depositary Shares, each Representing 1/1,000 of a Share of Series Z Preferred Stock

The following is a brief description of the terms of our depositary shares, each representing 1/1,000 of a share of Series Z Preferred Stock (“Series Z Depositary Shares”), which does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit Agreement relating to the Series Z Preferred Stock, which is included as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part.  The terms and provisions of our Series Z Depositary Shares are substantially the same as those of our Series W Depositary Shares as described in “—Description of Depositary Shares, each Representing 1/1,000 of a Share of Series W Preferred Stock” above.